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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
                  UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                           --------------------------

                          GIGA INFORMATION GROUP, INC.
                       (Name Of Subject Company (Issuer))

                           --------------------------

                            FORRESTER RESEARCH, INC.

                           WHITCOMB ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    37517M109
                      (CUSIP Number of Class of Securities)

                           --------------------------

                               Tim Moynihan, Esq.
                            Forrester Research, Inc.
                              400 Technology Square
                               Cambridge, MA 02139
                            Telephone: (617) 613-6000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                           --------------------------

                                   COPIES TO:

                             Keith F. Higgins, Esq.
                               Ann L. Milner, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount Of Filing Fee**
----------------------                                    ----------------------
     $60,000,000                                                $5,520

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 14,064,000 shares of common stock of Giga Information Group, Inc. ("Giga") at a purchase price of $4.75 per share. Such number includes all outstanding shares as of January 20, 2003, and assumes the exercise of all in-the-money stock options and warrants to purchase common stock of Giga which are exercisable in connection with the transaction.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                    N/A
Form or Registration No.:                                                  N/A
Filing Party:                                                              N/A
Date Filed:                                                                N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]       going-private transaction subject to Rule 13e-3.

[ ]       amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 27, 2003 and amended on January 28, 2003, February 13, 2003, February 19, 2003 and February 24, 2003 by Forrester Research, Inc., a Delaware corporation ("Parent"), and Whitcomb Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, $0.001 par value per share (the "Shares"), of Giga Information Group, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock, par value $0.001 per share, issued pursuant to the Rights Agreement dated as of February 18, 2000 between the Company and American Stock Transfer & Trust Co., at a purchase price of $4.75 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY; ITEM 11. ADDITIONAL INFORMATION.

         Items 4, 8 and 11 of the Schedule TO are hereby amended to add the following:

         At 12:00 midnight, New York City time, on Monday, February 24, 2003, the initial offering period expired. Based upon preliminary information from the Depositary, 10,336,913 Shares were tendered into the Offer (including 1,554,400 Shares tendered by Notice of Guaranteed Delivery), which represents approximately 93.4% of the Company's outstanding Shares (based upon 11,061,758 Shares outstanding as of February 24, 2003). The Shares tendered also represent approximately 66.3% of the outstanding Shares on a fully-diluted basis (based on 15,586,118 Fully-Diluted Shares as of January 20, 2003), thereby satisfying the condition to the Offer that more than 50% of the Fully-Diluted Shares be tendered. The Purchaser has accepted all such tendered Shares for payment and will make payment promptly to the Depositary for the accepted Shares.

         On February 25, 2003, Parent issued a press release announcing the completion of the initial offering period and acceptance of the Shares for payment, the full text of which is filed as Exhibit (a)(10) to this Schedule TO, which is incorporated by referenced herein.

ITEM 12.  EXHIBITS.

(a)(10)  Press release issued by Parent on February 25, 2003.
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WHITCOMB ACQUISITION CORP.

                                        By:  /s/ Tim Moynihan
                                             ------------------------------
                                             Name:  Tim Moynihan
                                             Title:  President

                                        FORRESTER RESEARCH, INC.

                                        By:  /s/ Warren Hadley
                                             ------------------------------
                                             Name:  Warren Hadley
                                             Title:  Chief Financial Officer

Dated: February 25, 2003
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                                  EXHIBIT INDEX



Exhibit No.                Description
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(a)(10)                    Press release issued by Parent on February 25, 2003.